SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  February 1, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐                      Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: February 1, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

February 1, 2006

NEW MINERAL RESOURCE ESTIMATE ADDS 281 MILLION TONNES
OF HIGH-GRADE INFERRED RESOURCES TO THE HUGO NORTH
COPPER-GOLD DEPOSIT IN MONGOLIA
ULAANBAATAR, MONGOLIA — John Macken, President of Ivanhoe Mines, announced today that a new Mineral Resource estimate prepared by Ivanhoe under the supervision of AMEC Americas Limited (AMEC), and endorsed by AMEC, has delineated an additional Inferred resource for the northern-most portions of the Hugo North Deposit that is continuing to be expanded by ongoing exploration drilling at Oyu Tolgoi in Mongolia’s South Gobi region.
The new estimate, based on eight months of drilling to January 13, 2006, adds:
•	At a 0.6% copper equivalent cut-off grade — 281 million tonnes of inferred resources at an average grade of 1.49% copper and 0.51 grams per tonne (g/t) gold (a copper equivalent grade of 1.82%).

•	At a higher 2% copper equivalent cut-off grade — 87 million tonnes of inferred resources at an average grade of 2.62% copper and 1.19 g/t gold (a copper equivalent grade of 3.38%).
The Oyu Tolgoi Complex (Ivanhoe’s 100% owned Oyu Tolgoi Property and the adjoining Ivanhoe/Entrée joint venture Shivee Property) now contains:
•	Proven and Probable open-pit reserves of 930 million tonnes, with a grade of 0.50% copper and 0.36 g/t gold, containing 8.9 billion pounds of recovered copper and 7.6 million ounces of recovered gold. The reserve estimate was prepared by GRD Minproc Limited in January 2006 (see Ivanhoe’s January 30, 2006, news release) based on Net Smelter Return (NSR) cut-offs equal to a copper equivalent cut-off of 0.3%. The Southern Oyu resources are calculated at a copper equivalent cut-off of 0.3% in the GRD Minproc Mineral Reserve estimate.

•	Measured and Indicated resources, inclusive of Proven and Probable reserves, totalling 1.15 billion tonnes grading 1.27% copper and 0.48 g/t gold (a copper equivalent grade of 1.58%), containing 32.2 billion pounds of copper and 17.7 million ounces of gold, at a 0.60% copper equivalent cut-off grade.

•	And in addition, Inferred resources of 1.44 billion tonnes grading 1.11% copper and 0.28 g/t gold (a copper equivalent grade of 1.29%), containing approximately 35.3 billion pounds of copper and 13.1 million ounces of gold, at a 0.60% copper equivalent cut-off grade.
The new resource estimate incorporates additional down-dip and in-fill drilling up to 400 metres south of the Oyu Tolgoi property boundary, plus the initial 625-metre strike extension (the Hugo North Extension) that continues in a northeasterly direction on the adjoining Ivanhoe-Entrée joint-venture Shivee Tolgoi Property.
On Ivanhoe’s 100%-owned Oyu Tolgoi Property, the new estimate adds
•	At a 0.6% copper equivalent cut-off grade — 90 million tonnes of inferred resources grading 1.31% copper and 0.46 g/t gold (copper equivalent grade of 1.63%), containing approximately 2.6 billion pounds of copper and 1.3 million ounces of gold.

•	At a 2% copper equivalent cut-off grade — 23 million tonnes of high-grade underground inferred resources grading 2.18% copper and 1.44 g/t gold (copper equivalent grade of 3.09%), containing approximately 1.1 billion pounds of copper and 1.1 million ounces of gold.

These Inferred resources are a direct continuation of the Hugo North Indicated resources estimated by AMEC in its Oyu Tolgoi resource estimate in May, 2005 (see Ivanhoe’s May 5, 2005, news release) and takes the estimated Hugo North Inferred resources up to the surveyed Oyu Tolgoi/Shivee Tolgoi border.
In addition, the new estimate adds approximately 64 million tonnes of high-grade underground Inferred resources (all below a depth of 560 metres at a 2% copper equivalent cut-off) for the 625-metre Hugo North Extension onto the Ivanhoe-Entrée joint-venture Shivee Tolgoi Property.
Based on initial exploration results, the January 2006 resource estimate for the Ivanhoe/Entrée joint-venture ground is:
•	At a 0.60% copper equivalent cut-off grade — Inferred resources of 190 million tonnes grading 1.57% copper and 0.53 g/t gold (a copper equivalent grade of 1.91%), containing approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.

•	At a 2% copper equivalent cut-off grade — Inferred resources of 64 million tonnes grading 2.78% copper and 1.10 g/t gold (a copper equivalent grade of 3.48%), containing approximately 3.9 billion pounds of copper and 2.3 million ounces of gold.
Ivanhoe has the right to earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the Ivanhoe-Entrée joint-venture property, and a 70% interest in all minerals extracted from surface to a depth of 560 metres, by spending US$35 million on exploration and/or development of the property over eight years. Ivanhoe has spent approximately US$10 million on the project to date and owns 10.4 million Entrée common shares, representing approximately 15% of Entrée’s outstanding shares. Ivanhoe also owns approximately 2.4 million Entrée purchase warrants (1.2 million A warrants and 1.2 million B warrants). Two A warrants are exercisable for one additional Entrée common share at an exercise price of CDN$2.75 until July, 2007. Two B warrants are exercisable into one additional Entrée common share at an exercise price of CDN$3.00 until July 2007. Assuming the full exercise of the warrants, Ivanhoe will own approximately 16% of Entrée’s issued and outstanding shares.
Subject to Ivanhoe completing its right to earn a participating interest of 80% in all minerals below a depth of 560 metres and the full exercise of the warrants held by Ivanhoe, Ivanhoe’s attributable share of the current Inferred resources on the Ivanhoe/Entrée joint-venture ground, at a 0.6% copper equivalent cut-off grade, is approximately 158 million tonnes, containing 5.5 billion pounds of copper and 2.7 million ounces of gold. These totals are in addition to the Mineral Resources and Mineral Reserves contained on Ivanhoe’s 100%-owned Oyu Tolgoi Property.
With the new GRD Minproc Mineral Reserve estimate and today’s new Ivanhoe/AMEC resource estimate, the Oyu Tolgoi Complex contains Mineral Reserves and Resources as follows:
Table 1: Mineral Reserves* — Southern Oyu Open Pits, Oyu Tolgoi — January 2006

					CuEq	Recovered	Recovered
	Ore	NSR	Copper	Gold	Grade	Copper	Gold
Class	(tonnes)	$/t	(%)	(g/t )	(%)	(’000 lbs)	(ounces)
Proven	127,000,000	15.91	0.58	0.93	1.18	1,451,000	2,833,000
Probable	803,000,000	7.96	0.48	0.27	0.66	7,431,000	4,768,000
Proven & Probable	930,000,000	9.05	0.50	0.36	0.73	8,882,000	7,601,000

*	Reserves estimated using metal prices of US$400/oz gold and US$1.00/lb copper and block value NSR cut-off grades of US$3.54/tonne for Southwest Oyu and $3.39/tonne for Central Oyu.

     Table 2: Mineral Resources Oyu Tolgoi at a 0.6% Copper Equivalent cut-off grade — January 2006*

				Copper	Contained Metal
	Tonnage	Copper	Gold	Equiv.	Copper	Gold	Cu eq
Deposit	(tonnes)	(%)	(g/t)	(%)	(’000 lbs)	(ounces)	(’000 lbs)
Southern Oyu Deposits
Measured	101,590,000	0.64	1.10	1.34	1,430,000	3,590,000	3,000,000
Indicated	465,640,000	0.62	0.43	0.89	6,360,000	6,440,000	9,180,000
Measured + Indicated	567,230,000	0.62	0.55	0.97	7,790,000	10,030,000	12,180,000
and, in addition
Inferred	88,500,000	0.47	0.41	0.73	920,000	1,170,000	1,430,000

Hugo Dummett Deposits
Indicated (Hugo North)	581,330,000	1.91	0.41	2.17	24,440,000	7,620,000	27,770,000
Inferred (Hugo North and South)	1,162,050,000	1.08	0.23	1.24	27,830,000	8,710,000	31,640,000

Oyu Tolgoi Project Grand Total
Measured	101,590,000	0.64	1.10	1.34	1,430,000	3,590,000	3,000,000
Indicated	1,046,970,000	1.34	0.42	1.60	30,800,000	14,060,000	36,950,000
Measured + Indicated	1,148,560,000	1.27	0.48	1.58	32,230,000	17,650,000	39,950,000
and, in addition
Inferred	1,250,550,000	1.04	0.24	1.20	28,750,000	9,880,000	33,070,000

*	Oyu Tolgoi Mineral Resources are inclusive of Mineral Reserves.
Table 3: Mineral Resources on the Ivanhoe/Entrée Shivee Tolgoi Joint Venture Property as of January 2006 at a 0.6% Copper Equivalent cut-off grade

				Copper	Contained Metal
Deposit	Tonnage	Copper	Gold	Equiv.	Copper	Gold	Cu eq
Shivee Tolgoi	(tonnes)	(%)	(g/t)	(%)	(’000 lbs)	(ounces)	(’000 lbs)
Inferred	190,160,000	1.57	0.53	1.91	6,590,000	3,240,000	8,010,000

Table 4: Mineral Resources at Hugo North and South Deposits on the Oyu Tolgoi Property as of January 2006 at various Copper Equivalent cut-off grades

					Copper	Contained Metal
Class	Cu Eqv	Tonnage	Copper	Gold	Equiv.	Copper	Gold	Cu Eq
Hugo North Deposit	Cut-off	(tonnes)	(%)	(g/t)	(%)	(’000 lbs)	(ounces)	(’000 lbs)
Indicated	3.5	116,500,000	3.78	0.92	4.37	9,710,000	3,460,000	11,220,000
	3.0	155,910,000	3.55	0.85	4.09	12,190,000	4,270,000	14,060,000
	2.5	196,850,000	3.31	0.79	3.81	14,350,000	4,990,000	16,530,000
	2.0	241,420,000	3.06	0.72	3.52	16,270,000	5,620,000	18,730,000
	1.5	318,170,000	2.69	0.63	3.08	18,840,000	6,400,000	21,640,000
	1.25	387,190,000	2.43	0.55	2.78	20,730,000	6,830,000	23,720,000
	1.0	470,000,000	2.18	0.48	2.49	22,630,000	7,210,000	25,780,000
	0.9	501,810,000	2.10	0.45	2.39	23,240,000	7,340,000	26,450,000
	0.8	530,470,000	2.03	0.44	2.31	23,730,000	7,450,000	26,990,000
	0.7	557,030,000	1.96	0.42	2.23	24,130,000	7,540,000	27,430,000
	0.6	581,330,000	1.91	0.41	2.17	24,440,000	7,620,000	27,770,000
Inferred	3.5	12,830,000	3.41	1.10	4.11	960,000	450,000	1,160,000
	3.0	24,270,000	3.08	0.97	3.70	1,650,000	760,000	1,980,000
	2.5	43,490,000	2.69	0.90	3.26	2,580,000	1,260,000	3,130,000
	2.0	79,620,000	2.21	0.93	2.80	3,880,000	2,390,000	4,930,000
	1.5	163,470,000	1.78	0.69	2.22	6,420,000	3,640,000	8,010,000
	1.25	275,980,000	1.52	0.55	1.87	9,270,000	4,860,000	11,400,000
	1.0	443,060,000	1.32	0.43	1.59	12,870,000	6,070,000	15,530,000
	0.9	511,550,000	1.25	0.39	1.50	14,120,000	6,480,000	16,960,000
	0.8	573,360,000	1.20	0.37	1.43	15,140,000	6,810,000	18,120,000
	0.7	626,280,000	1.15	0.35	1.38	15,900,000	7,070,000	18,990,000
	0.6	671,720,000	1.11	0.34	1.33	16,450,000	7,320,000	19,650,000

					Copper
	Cu Eqv	Copper	Gold	Tonnage	Equiv.	Copper	Gold	Cu Eq
Hugo South Deposit	Cut-off	(tonnes)	(%)	(g/t)	(%)	(’000 lbs)	(ounces)	(’000 lbs)
Inferred	3.5	5,440,000	3.71	0.25	3.87	450,000	40,000	470,000
	3.0	11,950,000	3.38	0.21	3.51	890,000	80,000	930,000
	2.5	22,760,000	3.02	0.18	3.14	1,520,000	130,000	1,580,000
	2.0	38,900,000	2.67	0.15	2.77	2,290,000	190,000	2,370,000
	1.5	69,620,000	2.21	0.12	2.29	3,390,000	280,000	3,510,000
	1.25	128,100,000	1.80	0.10	1.86	5,080,000	400,000	5,260,000
	1.0	203,590,000	1.53	0.09	1.59	6,860,000	590,000	7,120,000
	0.9	243,160,000	1.42	0.09	1.48	7,620,000	730,000	7,940,000
	0.8	317,940,000	1.27	0.09	1.33	8,900,000	960,000	9,320,000
	0.7	413,620,000	1.14	0.09	1.20	10,370,000	1,210,000	10,900,000
	0.6	490,330,000	1.05	0.09	1.11	11,380,000	1,390,000	11,990,000

Table 5: Mineral Resources at the Total Hugo Deposits on the Oyu Tolgoi Property as of January 2006 at various Copper Equivalent cut-off grades

Total
Hugo Deposits	Cu Eqv	Tonnage	Copper	Copper	Copper	Copper	Gold	Cu Eq
on Oyu Tolgoi	Cut-off	(tonnes)	(%)	(g/t)	Equiv. (%)	(’000 lbs)	(ounces)	(’000 lbs)
Indicated	3.5	116,500,000	3.78	0.92	4.37	9,710,000	3,460,000	11,220,000
	3.0	155,910,000	3.55	0.85	4.09	12,190,000	4,270,000	14,060,000
	2.5	196,850,000	3.31	0.79	3.81	14,350,000	4,990,000	16,530,000
	2.0	241,420,000	3.06	0.72	3.52	16,270,000	5,620,000	18,730,000
	1.5	318,170,000	2.69	0.63	3.08	18,840,000	6,400,000	21,640,000
	1.25	387,190,000	2.43	0.55	2.78	20,730,000	6,830,000	23,720,000
	1.0	470,000,000	2.18	0.48	2.49	22,630,000	7,210,000	25,780,000
	0.9	501,810,000	2.10	0.45	2.39	23,240,000	7,340,000	26,450,000
	0.8	530,470,000	2.03	0.44	2.31	23,730,000	7,450,000	26,990,000
	0.7	557,030,000	1.96	0.42	2.23	24,130,000	7,540,000	27,430,000
	0.6	581,330,000	1.91	0.41	2.17	24,440,000	7,620,000	27,770,000
Inferred	3.5	18,270,000	3.50	0.85	4.04	1,410,000	490,000	1,620,000
	3.0	36,220,000	3.18	0.72	3.64	2,540,000	840,000	2,910,000
	2.5	66,250,000	2.80	0.65	3.22	4,100,000	1,390,000	4,710,000
	2.0	118,520,000	2.36	0.67	2.79	6,170,000	2,580,000	7,300,000
	1.5	233,090,000	1.91	0.52	2.24	9,810,000	3,920,000	11,530,000
	1.25	404,080,000	1.61	0.41	1.87	14,350,000	5,260,000	16,650,000
	1.0	646,650,000	1.39	0.32	1.59	19,730,000	6,660,000	22,640,000
	0.9	754,710,000	1.30	0.29	1.49	21,740,000	7,210,000	24,890,000
	0.8	891,300,000	1.22	0.27	1.39	24,040,000	7,770,000	27,440,000
	0.7	1,039,900,000	1.15	0.25	1.31	26,270,000	8,280,000	29,890,000
	0.6	1,162,050,000	1.08	0.23	1.24	27,830,000	8,710,000	31,640,000

Table 6: Hugo North Extension Deposit Mineral Resources on the Ivanhoe/Entrée Shivee Tolgoi Joint Venture Property as of January 2006 at various Copper Equivalent cut-off grades

Class					Copper	Contained Metal
Hugo North Deposit	Cu Eq	Tonnage	Copper	Gold	Equiv	Copper	Gold	Cu eq
on Shivee Tolgoi	Cut-off	(tonnes)	(%)	(g/t)	(%)	(’000 lbs)	(ounces)	(’000 lbs)
Inferred	3.5	27,340,000	3.69	1.33	4.53	2,220,000	1,170,000	2,730,000
	3.0	37,630,000	3.40	1.23	4.18	2,820,000	1,480,000	3,470,000
	2.5	50,180,000	3.07	1.17	3.82	3,400,000	1,880,000	4,220,000
	2.0	64,060,000	2.78	1.10	3.48	3,920,000	2,270,000	4,910,000
	1.5	87,480,000	2.41	0.93	3.01	4,660,000	2,620,000	5,810,000
	1.25	110,420,000	2.16	0.80	2.67	5,260,000	2,830,000	6,500,000
	1.0	131,230,000	1.97	0.72	2.42	5,690,000	3,020,000	7,010,000
	0.9	140,340,000	1.89	0.68	2.33	5,850,000	3,080,000	7,200,000
	0.8	151,870,000	1.80	0.64	2.21	6,040,000	3,150,000	7,420,000
	0.7	169,470,000	1.69	0.59	2.06	6,310,000	3,200,000	7,710,000
	0.6	190,160,000	1.57	0.53	1.91	6,590,000	3,240,000	8,010,000
Footnotes applying to the tables contained in this release.
1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by National Instrument (NI) 43-101.

2.	Oyu Tolgoi Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4.	The key parameters in determining the Mineral Reserves are metal prices of US$400/oz gold and US$1.00/lb copper, and block value Net Smelter Return (NSR) cut-off grades of US$3.54/t for Southwest Oyu and $3.39/t for Central Oyu.

5.	For the sake of consistency with previous Mineral Resource Estimates at Oyu Tolgoi, Copper Equivalence is calculated with metal prices of US$0.80/lb and US$350/oz for Cu and Au, respectively, according to the formula Cu Eq=%Cu + (g/t Aux11.25)/17.64.

6.	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.
Indicated and Inferred resources now have been delineated for the open-ended Hugo North Deposit over a strike length extending for more than 2.5 kilometres, of which approximately 1.9 kilometres is on the Oyu Tolgoi Property and 625 metres is on the joint-venture Shivee Tolgoi Property. Four deep-hole-capacity rigs are continuing with infill drilling to upgrade the newly delineated Inferred resources to Indicated resources so that detailed underground mine planning can begin for the Ivanhoe-Entrée Gold joint-venture ground.
Step-out drilling also is continuing to extend the Hugo Deposit to the northeast. Hole EGD081B, a 750-metre step-out to the north from the most northerly mineralized holes (EGD053, 053A & 053B) used in the new resource estimate, intersected 48 metres of weak copper mineralization beginning at down-hole depth of 1724 metres that grades 0.45% copper and 0.02 g/t gold. The hole was successful in locating the top of the mineralizing system, thereby extending the potential strike length of the Hugo North Extension. Drill hole EGD082A, collared 150 metres north of the EGD053 series of holes, was drilled to a depth of 1429 metres and abandoned in a fault zone believed to be at the hanging wall of the deposit. The hole suggests that there has been an apparent left-lateral, structural offset of the deposit and that the deposit potentially could continue an additional 600 metres through to EGD081B.
Update: Hugo Dummett Shaft No.1
Construction of the surface complex for the No. 1 shaft into the Hugo Deposit at Oyu Tolgoi has been completed. The complex contains the head frame, hoisting room and ancillary facilities. The shaft has an inside diameter of 6.7 metres. Excavation of the pre-sink to a depth of 35 metres has been completed and sinking is about to commence towards the planned depth of 1220 metres below surface. Shaft-sinking is expected to be completed in late-2007, with underground drifting and drilling occurring in 2007 and 2008.
The work is being performed by the Redpath Group of North Bay, Ontario, Canada, the world’s leading shaft-sinking firm. When completed, the shaft will provide access to both the Hugo North and Hugo South Deposits for the completion of detailed feasibility studies, further resource delineation drilling and geotechnical characterization work.
Qualified Persons
The new resource estimates were prepared by Ivanhoe Mines, in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by NI 43-101, and independently supervised by AMEC under the direction of Dr. Harry Parker, Ch. P. Geol., and Steven Blower, P. Geo., both employees of AMEC and independent qualified persons, as defined by NI 43-101.
The January 2006 Southern Oyu Mineral Reserve Estimate was prepared by GRD Minproc Limited and details of the parameters used and qualified persons for this estimate are contained in Ivanhoe’s news release of January 30, 2006.
Charles Forster, P.Geo., Ivanhoe Mines’ Oyu Tolgoi Manager, and Stephen Torr, Ivanhoe Mines’ Chief Resource Geologist, qualified persons as defined by NI 43-101, supervised the preparation of the information in this release. SGS Analabs Pty. Ltd. prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.
Ivanhoe has a 100% interest in the Oyu Tolgoi Project in Mongolia and owns or controls exploration rights covering approximately 135,000 square kilometres in central and southern Mongolia, where additional copper, gold and coal discoveries have been made.
Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN. In addition, Ivanhoe shares will begin trading on NASDAQ on February 6th.
Information contacts
Investors: Bill Trenaman Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements:  Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, fluctuations in copper and gold prices, delays in the planned open-pit feasibility and underground pre-feasibility studies, delays in the planned commencement of production at the Oyu Tolgoi project, operational risk, environmental risk, financial risk, geo-political risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings.